UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


 (Check One): |_| Form 10-K   |_| Form 20-F   |X| Form 10-QSB
              |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

              For Period Ended: March 31, 2006


              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _______________



                         PART I - REGISTRANT INFORMATION


                           AquaCell Technologies, Inc.
                 -----------------------------------------------
                             Full Name of Registrant


                             10410 Trademark Street
                 -----------------------------------------------
                      Address of Principal Executive Office


                           Rancho Cucamonga, CA 91730
                 -----------------------------------------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

     :(a) The reason described in reasonable detail in Part III of this form
     :    could not be eliminated without unreasonable effort or expense;
     :
     :(b) The subject annual report, semi-annual report, transition report on
     :    Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
 [X] :    thereof, will be filed on or before the fifteenth calendar day
     :    following the prescribed due date; or the subject quarterly report or
     :    transition report on Form 10-QSB or subject distribution report on
     :    Form 10-D, or portion thereof will be filed on or before the fifth
     :    calendar day following the prescribed due date; and
     :
     :(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
     :    has been attached if applicable.



                              PART III - NARRATIVE

     The registrant is in the process of preparing and reviewing the financial information of the Company for the third quarter. The Company spun off a subsidiary during the last quarter, for which this report is due, and had to prepare separate financial statements for each company. The financial statement for the spin off, Aquacell Water, Inc., was completed timely, but the registrant's financial statement will require some additional time to complete. The completion of the required report could not be accomplished without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Gary S. Wolff         (909)              987-0456
          -------------      -----------      ------------------
             (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).   Yes [X]    No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes [X]    No [  ]

    For the quarter ended March 31, 2005, the registrant had revenues of approximately $601,000 and a net loss of approximately $(2,595,000). For the quarter ended March 31, 2006, the registrant currently estimates that it had revenues of approximately $719,000 and a net loss of approximately $(2,765,000). Results for the quarter remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.


                          AQUACELL TECHNOLOGIES, INC.
                --------------------------------------------
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2006                     By: /s/ Gary S. Wolff
                                          ---------------------------------
                                               Gary S. Wolff
                                               Chief Financial Officer